GENERAL BUSINESS: 1-631-843-5500 FAX: 1-631-843-5680 www.henryschein.com

May 5, 2020

VIA ELECTRONIC TRANSMISSION

Patrick Kuhn

Doug Jones

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 20, 2020

File No. 0-27078

Dear Messrs. Kuhn and Jones:

Reference is made to the comments of the staff of the Securities and Exchange Commission, with respect to the Form 10-K for the fiscal year ended December 28, 2019 of Henry Schein, Inc. (the “Company”), in your letter dated May 1, 2020 (the “Comment Letter”).

Per my telephone conversation with Patrick Kuhn on May 4, 2020, the Company’s request for an extension to June 1, 2020 to respond to the Comment Letter (which is an additional 10 business days beyond the original due date set forth in the Comment Letter) has been granted.

Please contact me at (631) 944-0430 should you have any questions.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Jennifer Ferrero
	Name:	Jennifer Ferrero
	Title:	Vice President and Senior Counsel, Corporate